UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                             Digital Recorders, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253869 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                       13D
CUSIP No. 45812J101
 ------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
        BFS US Special Opportunities Trust PLC                  None - Foreign
 ------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
 ------------------------------------------------------------------------------
3.       SEC USE ONLY
 ------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
 ------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e) [ ]
 ------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         England
 ------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 ------------------------------------------------------------------------------
         7.       SOLE VOTING POWER
                  850,000
         ----------------------------------------------------------------------
         8.       SHARED VOTING POWER
                  None
         ----------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                  850,000
         ----------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                  None
 ------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         850,000
 ------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [ ]
 ------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
         18.66%
 ------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IV

                                       13D
CUSIP No. 45812J101
 ------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
         Renaissance US Growth & Income Trust PLC                None - Foreign
 ------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
 ------------------------------------------------------------------------------
3.       SEC USE ONLY
 ------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
 ------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)   [ ]
 ------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         England
 ------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 ------------------------------------------------------------------------------
         7.       SOLE VOTING POWER
                  850,000
         ----------------------------------------------------------------------
         8.       SHARED VOTING POWER
                  None
         ----------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                  850,000
         ----------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                  None
 ------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         850,000
 ------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES      [ ]
 ------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
         18.66%
 ------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IV

Item 1.           Security and Issuer.
                  -------------------

         This statement relates to the Common Stock ("Common Shares") of Digital Recorders, Inc. (the "Company" or "DRI"). The principal executive offices of the Company are located at 2300 Englert Drive, Suite B, Durham, North Carolina 27713.

Item 2. Identity and Background.

     (a) This Statement is filed by BFS US Special Opportunities Trust PLC ("BFS US"), and Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); BFS US and Renaissance PLC, collectively (the "Reporting Persons"). Renaissance Capital Group, Inc., a Dallas, Texas, firm that is registered as an Investment Adviser under the Investment Adviser Act of 1940, is the Investment Adviser for BFS US and the Investment Manager for Renaissance PLC. Russell Cleveland, President & CEO of Renaissance Capital Group, Inc., has been appointed to the Company's Board of Directors.

         Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies. Renaissance PLC is engaged in the business of investing principally in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom, as indicated on such Attachment.

Item 3.  Source  and  Amount  of Funds  or  Other  Consideration.

     On June 27, 2001, BFS US purchased a $750,000 8% Convertible Debenture note of DRI ("the BFS US Debenture"), which is described in Item 6 and included as
Exhibit 2, and five-year warrant to purchase 100,000 shares of common stock at an exercise price of $2.18 per share ("the BFS Warrant"), which Warrant is attached as Exhibit 4. The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $1,500,000. The source of such funds was capital of BFS US.

     On June 27, 2001, Renaissance PLC purchased a $750,000 8% Convertible Debenture of DRI ("the Renaissance PLC Debenture"), which is described in Item 6 and included as Exhibit 3, and five-year warrant to purchase 100,000 shares of common stock at an exercise price of $2.18 per share ("the Renaissance PLC Warrant"), which Warrant is attached as Exhibit 5. The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $1,500,000. The source of such funds was capital of Renaissance PLC.

Item 4. Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes.

     Neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) (1) The Common Shares beneficially owned by BFS US are comprised of 850,000 shares of Common Stock issuable upon conversion of the BFS US Debenture.

          The Common Shares beneficially owned by Renaissance PLC are comprised of 850,000 shares of Common Stock issuable upon conversion of the Renaissance PLC Debenture.

          (2) Under SEC rules, as of the date of this filing, BFS US beneficially owns 850,000 Common Shares, and Renaissance PLC beneficially owns 850,000 Common Shares. The Reporting Persons beneficially own 1,700,000 Common Shares, in the aggregate. Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by BFS US, Renaissance PLC, and together represent approximately 18.64%, 18.64%, and 31.42%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 3,704,475 shares of Common Stock reported to be outstanding by DRI on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2001. BFS US and Renaissance PLC disclaim that they are members of a group for purposes of Regulation 13D.

     (b) Number of shares as to which BFS US has:

          (i)   Sole power to vote or to direct the vote
                850,000

          (ii)  Shared power to vote or to direct the vote
                None

          (iii) Sole power to dispose or to direct the disposition of
                850,000

          (iv) Shared power to dispose or to direct the disposition of None

     (b) Number of shares as to which Renaissance PLC has:

          (i)   Sole power to vote or to direct the vote
                850,000

          (ii)  Shared power to vote or to direct the vote
                None

          (iii) Sole power to dispose or to direct the disposition of
                850,000

          (iv) Shared power to dispose or to direct the disposition of None

     (c) Except as otherwise provided in this filing, neither of the Reporting Persons or their affiliates have effected any transactions in the Common Stock of Select Comfort during the past 60 days.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     On June 27, 2001, BFS US purchased the BFS US Debenture. The BFS US Debenture bears interest at an interest rate of 8% per year, matures on June 27, 2008, and is initially convertible into Common Stock at a rate of $2.00 per share (subject to adjustment as provided in the BFS US Debenture).

     On June 27, 2001, Renaissance PLC purchased the Renaissance PLC Debenture. The Renaissance PLC Note bears interest at an interest rate of 8% per year, matures on June 27, 2008, and is initially convertible into Common Stock at a rate of $2.00 per share (subject to adjustment as provided in the Renaissance PLC Debenture).


Item 7. Material to be Filed as Exhibits.

        Exhibit 1        Joint Filing Agreement Pursuant to Rule 13d-1(k)

        Exhibit 2        Digital Recorders, Inc., 8% Convertible Debenture No. 2

        Exhibit 3        Digital Recorders, Inc., 8% Convertible Debenture No. 1

        Exhibit 4        Stock Purchase Warrant (The BFS Warrant)

        Exhibit 5        Stock Purchase Warrant (The Renaissance PLC Warrant)

                                   SIGNATURES

     After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 30th day of July, 2001.

     The persons  whose  signatures  appear  below agree that this  statement on
Schedule 13D is filed on behalf of each of them.

                                BFS US SPECIAL OPPORTUNITIES TRUST PLC




                                By:     /S/
                                ---------------------------------------
                                Name:   Russell Cleveland
                                Title:  Director


                                RENAISSANCE US GROWTH & INCOME TRUST PLC




                                By:     /S/
                                ----------------------------------------
                                Name: Russell Cleveland
                                Title:  Director

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                   Principal
Name                            Business Address                   Occupation

Lord Lang of Monkton            c/o Sinclair Henderson Limited      Director
                                23 Cathedral Yard
                                Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited      Director
                                23 Cathedral Yard
                                Exeter EX11HB
Ernest John Fenton              c/o Sinclair Henderson Limited      Director
                                23 Cathedral Yard
                                Exeter EX11HB
Anthony Arthur Reid             c/o Sinclair Henderson Limited      Director
                                23 Cathedral Yard
                                Exeter EX11HB
William Weeks Vanderfelt        c/o Sinclair Henderson Limited      Director
                                23 Cathedral Yard
                                Exeter EX11HB

OFFICERS

None

                  The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                                 Business Address                Occupation

Michael B. Cannan                 c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland                 c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                  c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE     c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.                c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt             c/o Sinclair Henderson Limited       Director
                                  23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

                                   EXHIBIT 1



                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                                    BFS US SPECIAL OPPORTUNITIES TRUST PLC




                                    By:     /S/
                                            -----------------------------------
                                    Name: Russell Cleveland
                                    Title:  Director


                                    RENAISSANCE US GROWTH & INCOME TRUST PLC




                                    By:     /S/
                                            -----------------------------------
                                    Name: Russell Cleveland
                                    Title:  Director

                                    EXHIBIT 2

This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts.

                             DIGITAL RECORDERS, INC.


                           8.00% CONVERTIBLE DEBENTURE


$1,500,000                                                                 No. 2

                          Date of Issue: June 27, 2001

     DIGITAL RECORDERS, INC., a North Carolina corporation (the "Company" or "Borrower"), for value received, promises to pay to:

       HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414

or to its order, (together with any assignee, jointly or severally, the "Holder" or "Lender") on or before June 27, 2008 (the "Due Date") (unless this Debenture shall have been sooner called for redemption or presented for conversion as herein provided), the sum of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Principal Amount") and to pay interest on the unpaid Principal Amount at the rate of 8.00% per annum. All payments of both principal and interest shall be made at the address of the Holder hereof as it appears in the books and records of the Borrower, or at such other place as may be designated by the Holder hereof.

     1. Interest. Interest on the Principal Amount outstanding from time to time shall be payable in monthly installments commencing August 1, 2001, and subsequent payments shall be made on the first day of each month thereafter until the Principal Amount and all accrued and unpaid interest shall have been paid in full. Overdue principal and interest on the Debenture shall bear interest at the maximum rate permitted by applicable law.

     2. Maturity. If not sooner paid, redeemed or converted, this Debenture shall mature on June 27, 2008 at which time the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Loan Agreement, shall be due and payable in full. This Debenture shall be prepaid pro rata with any prepayments of Indebtedness other than Senior
Obligations. This Debenture shall be senior in right of payment to all other Indebtedness of the Company, except the Senior Obligations.

     3. Mandatory Principal Installments. If this Debenture is not sooner redeemed or converted as provided hereunder, Borrower shall pay to Holder, commencing on June 27, 2004 and continuing on the first day of each successive month thereafter prior to maturity, mandatory principal redemption installments, each of such installments to be in the amount of Ten Dollars ($10) per Thousand Dollars ($1,000) of the then remaining Principal Amount, and further, at maturity, Borrower shall pay to Holder a final installment of the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Loan Agreement.

     4. Optional Redemption by Holder.

          (a) If at any time after the date hereof (i) the Company's Common Stock, $.10 per share ("Common Stock"), is not listed on the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"), or quoted on the NASDAQ National Market System ("National Market") or the NASDAQ SmallCap System ("SmallCap"), (ii) there is a change of control of the Company's voting securities, without the written consent of the Holder, (iii) there is a change of at least one-half of the Company's Board of Directors as it shall exist on the date hereof, without the written consent of the Holder,
     (iv) all or substantially all of the assets or capital stock of the Company or its subsidiaries are sold, without the consent of the Holder, or (v) the Company or its subsidiaries are merged or consolidated with or into unaffiliated entities, without the written consent of Holder, the Holder shall have the right to require this Debenture to be redeemed by the Company at the sum equal to the Principal Amount, together with an amount equal to an 18% annual yield on the Principal Amount through the date of redemption (the "Redemption Date").

          (b)The Holder may exercise its right to require that the Company redeem this Debenture pursuant to Section 4(a) prior to maturity by giving notice thereof to the Company, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which Redemption Date shall be within thirty (30) days of the date of such notice.

     5. Optional Redemption by Company.

          (a) On any interest payment date, and after receipt of irrevocable notice from the Borrower as provided for below, this Debenture is redeemable, in whole but not in part, at 101% of the Principal Amount, together with accrued and unpaid interest through the Redemption Date, by the Company, if all of the following conditions are satisfied: (i) the average closing bid price for the Common Stock for the 20 consecutive trading days prior to the date of notice exceeds an amount equal to three times the Conversion Price then in effect, and the Common Stock is listed or quoted on the National Market, the SmallCap, AMEX or NYSE; (ii) the average daily trading volume for the 20 consecutive trading days prior to the date of the irrevocable notice shall be no less than 40,000 shares;
     (iii) the market price for the Common Stock at the time of notice reflects a price-to-earnings ratio of no greater than 25 times fully diluted earnings per share, excluding any extraordinary gains; and (iv) the shares of Common Stock issuable upon conversion of this Debenture shall have been fully registered under applicable securities laws, or the Borrower shall have furnished to the Holder an opinion of counsel that such shares of Common Stock may be publicly sold pursuant to an exemption from registration under applicable securities laws. The Company's right of redemption is subject to the Holder's prior right of conversion of the Debenture.

          (b) If the Holder shall notify the Company in writing of its intent to sell the Debenture, this Debenture is redeemable at the Borrower's option, in whole but not in part, at 101% of the Principle Amount, together with accrued and unpaid interest through the Redemption Date, by the Company for a period of up to 30 days after the date of notice.

          (c) The Company may exercise its right to redeem this Debenture pursuant to Sections 5(a) and (b) prior to maturity by giving notice thereof to the Holder of this Debenture as such name appears on the books of the Borrower, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date.

     6. Conversion Right.

     (a) The Holder of this Debenture shall have the right, at Holder's option, at any time, to convert all, or, in multiples of $100,000, any part of this Debenture into such number of fully paid and nonassessable shares of Common Stock as provided herein. The Holder of this Debenture may exercise the conversion right by giving written notice (the "Conversion Notice") to Borrower of the exercise of such right and stating the name or names in which the stock certificate or stock certificates for the shares of Common Stock are to be issued and the address to which such certificates shall be delivered. The Conversion Notice shall be accompanied by the Debenture. The number of shares of Common Stock that shall be issuable upon conversion of the Debenture shall equal the outstanding Principal Amount of the Debenture divided by the Conversion Price (as defined below) and in effect on the date the Conversion Notice is given; provided, however, that in the event that this Debenture shall have been partially redeemed, shares of Common Stock shall be issued pro rata, rounded to the nearest whole share. Conversion shall be deemed to have been effected on the date the Conversion Notice is received (the "Conversion Date"). In the case of any Debenture called for redemption, the conversion rights will expire at the close of business on the Redemption Date. Within 20 business days after receipt of the Conversion Notice, Borrower shall issue and deliver by hand against a signed receipt therefor or by United States registered mail, return receipt requested, to the address designated in the Conversion Notice, a stock certificate or stock certificates of Borrower representing the number of shares of Common Stock to which Holder is entitled and a check or cash in payment of all interest accrued and unpaid on the Debenture up to and including the Conversion Date. The conversion rights will be governed by the following provisions:

     (b) Conversion Price. On the issue date hereof and until such time as an adjustment shall occur, the Conversion Price shall be $2.00 per share; provided, however, that the Conversion Price shall be subject to adjustment at the times and in accordance with the provisions set forth below.

          (i) Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Conversion Price, then in each such case the initial Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common

     Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debenture into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

          (ii) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received.

          (iii) Stock Splits, Subdivisions or Combinations. In the event of a stock split or subdivision of shares of Common Stock into a greater number of shares, the Conversion Price shall be proportionately decreased, and in the event of a combination of shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the record date.

          (iv) Stock Dividends. Shares of Common Stock issued as a dividend or other distribution on any class of capital stock of Borrower shall be deemed to have been issued without consideration.

          (v) Exceptions. The term "Additional Common Stock" herein shall mean all shares of Common Stock or securities convertible or exercisable into shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B) Common Stock issuable upon exercise of presently outstanding warrants or stock options; or (C) up to 300,000 shares of Common Stock issuable upon exercise of employee or director stock options to be granted in the future at less than the initial Conversion Price.

     (c) Adjustment for Mergers and Consolidations. In the event of any consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith, consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the

Holder shall have the right at any time prior to the maturity of this Debenture to purchase, at a total price equal to the Conversion Price immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were convertible by the Holder immediately prior to such consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on the same basis with holders of Common Stock as if this Debenture had been converted immediately prior to such event, less the Conversion Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease and this Debenture shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Debenture, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Debenture.

     (d) Distributions. In the event of distribution to all Common Stock holders of any securities, cash or properties or assets or other rights to purchase securities or assets, then, after such event, this debenture will also be convertible into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event.

     (e) Capital Reorganization and Reclassification. In case of any capital reorganization or reclassification of the Common Stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), this Debenture shall be convertible into the kind and number of shares of stock or other securities or property of Borrower to which the Holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event. The provisions of the immediately foregoing sentence shall similarly apply to successive reorganizations, reclassifications, consolidations, exchanges, leases, transfers or other dispositions or other share exchanges.

     (f) Notice. In the event Borrower shall propose to take any action which shall result in an adjustment in the Conversion Price, Borrower shall give notice to the Holder of this Debenture, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place. Such notice shall be given on or before the earlier of 10 days before the record date or the date which such action shall be taken. Such notice shall also set forth all facts (to the extent known) material to the effect of such action on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of this Debenture.

     (g) Certificate. Following completion of an event which results in an adjustment to the Conversion Price, Borrower shall furnish to the Holder of this Debenture a statement, signed by the Chief Executive Officer and the Secretary of the Borrower, of the facts creating such adjustment and specifying the resultant adjusted Conversion Price then in effect, which statement shall constitute an amendment to this Debenture.

     (h) In the event of an adjustment to the Conversion Price due to a sale of securities by the Borrower below the Conversion Price which would result in the holders of all debentures evidencing the Loan having the right to acquire more than 20% of the then outstanding shares of Common Stock, the Borrower agrees to hold a vote of the shareholders within 120 days to authorize such an adjustment. In the event the shareholders reject the authorization, the Holder shall have the right to cause the Company to redeem the Debenture in accordance with the provisions of Section 4.

     7. One-Time Adjustment to Conversion Price.

     (a) Notwithstanding the provisions of Section 6 hereof, if the Company does not achieve operating income of at least $2,438,000 in fiscal year 2001 and the market price of the Common Stock is below the conversion price at the time of publication of the Company's results for that period, then the Conversion Price shall be automatically adjusted downward to an amount equal to volume-weighted average closing bid price of the Common Stock, as reported in The Wall Street Journal, for the ten consecutive trading days (the "Trading Period") following Borrower's public press release of its fiscal year 2001 financial results; provided that the Conversion Price as adjusted shall not be less than $1.50 per share. If an adjustment occurs pursuant to this Section 7, then the Borrower shall furnish to the holder of this Debenture a statement, within ten days of the occurrence thereof, signed by the Chief Financial Officer and the Secretary of Borrower, of the facts creating such adjustment and specifying the adjusted Conversion Price then in effect. The Holder shall not convert this Debenture or sell any shares of Common Stock during the Trading Period, as well as nine days prior to the commencement of the Trading Period. This restriction also extends to any short selling of the shares of Common Stock by the Holder or any affiliate.

     (b) Under no circumstance will this adjustment to the Conversion Price cause the holders of all debentures evidencing the Loan to acquire greater than 20% of the Borrower's then outstanding shares of Common Stock. In the event that this adjustment to the Conversion Price allows the holders of all debentures evidencing the Loan to acquire greater than 20% of the Borrower's then outstanding shares of Common Stock, then the debenture holders will be entitled to decrease the Conversion Price, so that their potential and actual ownership is equal to twenty percent (20%) of the issued and outstanding Common Stock at the time this adjustment becomes effective.

     8. Reservation of Shares. Borrower warrants and agrees that it shall at all times reserve and keep available, free from preemptive rights, sufficient authorized and unissued shares of Common Stock or treasury shares of Common Stock necessary to effect conversion of this Debenture.

     9. Taxes. The Company shall pay any documentary or other transactional taxes attributable to the issuance or delivery of this Debenture or the shares of Common Stock issued upon conversion by the Holder (excluding any federal, state or local income taxes and any franchise taxes or taxes imposed upon the Holder by the jurisdiction, or any political subdivision thereof, under which such Holder is organized or is qualified to do business).

     10. Default.

          (a) Event of Default. An "Event of Default" shall exist if an "Event of Default" (as defined in the Loan Agreement) shall occur and be continuing.

          (b) Remedies Upon Event of Default. If an Event of Default shall have occurred and be continuing, then the Holder may exercise any one or more of the rights and remedies provided in the Loan Documents, as the Holder, in its sole discretion, may deem necessary or appropriate.

          (c) Remedies Nonexclusive. Each right, power or remedy of the Holder hereof upon the occurrence of any Event of Default as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Holder or transferee hereof of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies.

          (d) Expenses. Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any provided therefore, Borrower agrees to pay and shall pay all reasonable costs and expenses (including attorneys' fees and expenses) incurred by the Holder in connection with the preservation and enforcement of Holder's rights under the Convertible Loan Agreement, the Debenture, or any other Loan Document.

     11. Failure to Act and Waiver. No failure or delay by the Holder hereof to require the performance of any term or terms of this Debenture or not to exercise any right or any remedy shall constitute a waiver of any such term or of any right or of any default, nor shall such delay or failure preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable, or to later declare a default for failure to effect such payment of any such other amount. The failure of the Holder of this Debenture to give notice of any failure or breach of the Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

     12. Consent to Jurisdiction. The Company hereby agrees and consents that any action, suit or proceeding arising out of this Debenture may be brought in any state or federal court in the State of Texas, including the United States District Court for the Northern District of Texas, or in any other court having jurisdiction over the subject matter, all at the sole election of the Holder hereof, and by the issuance and execution of this Debenture, the Borrower irrevocably consents to the jurisdiction of each such court. The Company hereby irrevocably appoints CT Corporation System, Dallas, Texas, as agent for the Borrower to accept service of process for and on behalf of the Borrower in any action, suit or proceeding arising out of this Debenture. Except for default in payment of interest or principal when and as they become due, and except as otherwise specifically set forth herein or otherwise agreed to in writing by the parties, any action, dispute, claim or controversy (all such herein called "Dispute") between or among the parties as to the facts or the interpretation of the Debenture shall be resolved by arbitration as set forth in the Loan Agreement.

     13. Holder's Right to Request Multiple Debentures. The Holder shall, upon written request and presentation of the Debenture, have the right, at any interest payment date, to request division of this Debenture into two or more instruments, each of such to be in such amounts as shall be requested; provided however, that no Debenture shall be issued in denominations of face amount less than $100,000.

     14. Transfer. Subject to Section 12.08 of the Loan Agreement, this Debenture may be transferred on the books of the Borrower by the registered Holder hereof, or by Holder's attorney duly authorized in writing, in multiples of $100,000 only upon (i) delivery to the Borrower of a duly executed assignment of the Debenture, or part thereof, to the proposed new Holder, along with a current notation of the amount of payments received and net Principal Amount yet unfunded, and presentment of such Debenture to the Borrower for issue of a replacement Debenture, or Debentures, in the name of the new Holder, (ii) the designation by the new Holder of the Lender's agent for notice, such agent to be the sole party to whom Borrower shall be required to provide notice when notice to Holder is required hereunder and who shall be the sole party authorized to represent Lender in regard to modification or waivers under the Debenture, the Loan Agreement, or other Loan Documents; and any action, consent or waiver (other than a compromise of principal and interest) when given or taken by Lender's agent for notice, shall be deemed to be the action of the holders of a majority in amount of the Principal Amount of the Debenture, as such holders are recorded on the books of the Borrower, and (iii) in compliance with the legend to read as follows:

         "This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts."

     The Company shall be entitled to treat any holder of record of the Debenture as the Holder in fact thereof and of the Debenture and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

     15. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or by overnight service, such as FedEx, and accompanied by a signed receipt therefor; or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows: (i) if to the Borrower at its address for notice as stated in the Loan Agreement; and (ii) if to the Holder of this Debenture, to the address (a) of such Holder as it appears on the books of the Borrower or (b) in the case of a partial assignment to one or more Holders, to the Lender's agent for notice, as the case may be. Any notice of communication shall be deemed given and received as of the date of such delivery if delivered; or if mailed, then three days after the date of mailing.

     16. Maximum Interest Rate.

          (a) Regardless of any provision contained in this Debenture, Lender shall never be entitled to receive, collect or apply as interest on the Debenture any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Debenture is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debenture; provided that, if the Debenture is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debenture and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

          (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debenture under the laws which are presently in effect of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holders of the Debenture and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holder of the Debenture and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

     17. Loan Agreement, Guaranty and Security and Pledge Agreements. This Debenture is issued pursuant to the Convertible Loan Agreement dated of even date herewith among the Company and the other parties thereto, and the Holder is entitled to all the rights and benefits thereunder. Both Borrower and the Holder have participated in the negotiation and preparation of the Convertible Loan Agreement and of this Debenture. Borrower agrees that a copy of the Loan Agreement with all amendments, additions and substitutions therefor shall be available to the Holder at the offices of Borrower. The indebtedness evidenced by this Debenture is secured pursuant to the Security and Pledge Agreements dated of even date herewith among the Company, its subsidiaries and the Holder, and the Holder is entitled to all rights and benefits of a secured party thereunder. The payment and performance of this Debenture is guaranteed by the Company's subsidiaries pursuant to their Guaranty dated of even date herewith.

     18. Defined Terms. Capitalized terms used but not defined herein shall have the meaning given them in the Loan Agreement.

     19. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas, without regard to the conflicts of laws provisions thereof, and the applicable laws of the United States. Venue and jurisdiction shall lie in the federal or state courts of Dallas County, Texas.

     IN WITNESS WHEREOF, the Company has caused this Debenture to be duly issued, executed and delivered on the date and year above stated.

                                      DIGITAL RECORDERS, INC.



                                      By:      /S/
                                      ----------------------------------------

                                      Name:  David L. Turner

                                      Title:  Chairman, CEO and President

                                    EXHIBIT 3

This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts.

                             DIGITAL RECORDERS, INC.


                           8.00% CONVERTIBLE DEBENTURE


$1,500,000                                                                 No. 1

                          Date of Issue: June 27, 2001

     DIGITAL RECORDERS, INC., a North Carolina corporation (the "Company" or "Borrower"), for value received, promises to pay to:

                     The Frost National Bank, Custodian FBO
                    RENAISSANCE US GROWTH & INCOME TRUST PLC
                               TRUST NO. W00740100

or to its order, (together with any assignee, jointly or severally, the "Holder" or "Lender") on or before June 27, 2008 (the "Due Date") (unless this Debenture shall have been sooner called for redemption or presented for conversion as herein provided), the sum of One Million Five Hundred Thousand Dollars ($1,500,000) (the "Principal Amount") and to pay interest on the unpaid Principal Amount at the rate of 8.00% per annum. All payments of both principal and interest shall be made at the address of the Holder hereof as it appears in the books and records of the Borrower, or at such other place as may be designated by the Holder hereof.

     1. Interest. Interest on the Principal Amount outstanding from time to time shall be payable in monthly installments commencing August 1, 2001, and subsequent payments shall be made on the first day of each month thereafter until the Principal Amount and all accrued and unpaid interest shall have been paid in full. Overdue principal and interest on the Debenture shall bear interest at the maximum rate permitted by applicable law.

     2. Maturity. If not sooner paid, redeemed or converted, this Debenture shall mature on June 27, 2008 at which time the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Loan Agreement, shall be due and payable in full. This Debenture shall be prepaid pro rata with any prepayments of Indebtedness other than Senior
Obligations. This Debenture shall be senior in right of payment to all other Indebtedness of the Company, except the Senior Obligations.

     3. Mandatory Principal Installments. If this Debenture is not sooner redeemed or converted as provided hereunder, Borrower shall pay to Holder, commencing on June 27, 2004 and continuing on the first day of each successive month thereafter prior to maturity, mandatory principal redemption installments, each of such installments to be in the amount of Ten Dollars ($10) per Thousand Dollars ($1,000) of the then remaining Principal Amount, and further, at maturity, Borrower shall pay to Holder a final installment of the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Loan Agreement.

     4. Optional Redemption by Holder.

          (a) If at any time after the date hereof (i) the Company's Common Stock, $.10 per share ("Common Stock"), is not listed on the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"), or quoted on the NASDAQ National Market System ("National Market") or the NASDAQ SmallCap System ("SmallCap"), (ii) there is a change of control of the Company's voting securities, without the written consent of the Holder, (iii) there is a change of at least one-half of the Company's Board of Directors as it shall exist on the date hereof, without the written consent of the Holder,
     (iv) all or substantially all of the assets or capital stock of the Company or its subsidiaries are sold, without the consent of the Holder, or (v) the Company or its subsidiaries are merged or consolidated with or into unaffiliated entities, without the written consent of Holder, the Holder shall have the right to require this Debenture to be redeemed by the Company at the sum equal to the Principal Amount, together with an amount equal to an 18% annual yield on the Principal Amount through the date of redemption (the "Redemption Date").

          (b) The Holder may exercise its right to require that the Company redeem this Debenture pursuant to Section 4(a) prior to maturity by giving notice thereof to the Company, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which Redemption Date shall be within thirty (30) days of the date of such notice.

     5. Optional Redemption by Company.

          (a) On any interest payment date, and after receipt of irrevocable notice from the Borrower as provided for below, this Debenture is redeemable, in whole but not in part, at 101% of the Principal Amount, together with accrued and unpaid interest through the Redemption Date, by the Company, if all of the following conditions are satisfied: (i) the average closing bid price for the Common Stock for the 20 consecutive trading days prior to the date of notice exceeds an amount equal to three times the Conversion Price then in effect, and the Common Stock is listed or quoted on the National Market, the SmallCap, AMEX or NYSE; (ii) the average daily trading volume for the 20 consecutive trading days prior to the date of the irrevocable notice shall be no less than 40,000 shares;
     (iii) the market price for the Common Stock at the time of notice reflects a price-to-earnings ratio of no greater than 25 times fully diluted earnings per share, excluding any extraordinary gains; and (iv) the shares of Common Stock issuable upon conversion of this Debenture shall have been fully registered under applicable securities laws, or the Borrower shall have furnished to the Holder an opinion of counsel that such shares of Common Stock may be publicly sold pursuant to an exemption from registration under applicable securities laws. The Company's right of redemption is subject to the Holder's prior right of conversion of the Debenture.

          (b) If the Holder shall notify the Company in writing of its intent to sell the Debenture, this Debenture is redeemable at the Borrower's option, in whole but not in part, at 101% of the Principle Amount, together with accrued and unpaid interest through the Redemption Date, by the Company for a period of up to 30 days after the date of notice.

          (c) The Company may exercise its right to redeem this Debenture pursuant to Sections 5(a) and (b) prior to maturity by giving notice thereof to the Holder of this Debenture as such name appears on the books of the Borrower, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date.

     6. Conversion Right.

          (a) The Holder of this Debenture shall have the right, at Holder's option, at any time, to convert all, or, in multiples of $100,000, any part of this Debenture into such number of fully paid and nonassessable shares of Common Stock as provided herein. The Holder of this Debenture may exercise the conversion right by giving written notice (the "Conversion Notice") to Borrower of the exercise of such right and stating the name or names in which the stock certificate or stock certificates for the shares of Common Stock are to be issued and the address to which such certificates shall be delivered. The Conversion Notice shall be accompanied by the Debenture. The number of shares of Common Stock that shall be issuable upon conversion of the Debenture shall equal the outstanding Principal Amount of the Debenture divided by the Conversion Price (as defined below) and in effect on the date the Conversion Notice is given; provided, however, that in the event that this Debenture shall have been partially redeemed, shares of Common Stock shall be issued pro rata, rounded to the nearest whole share. Conversion shall be deemed to have been effected on the date the Conversion Notice is received (the "Conversion Date"). In the case of any Debenture called for redemption, the conversion rights will expire at the close of business on the Redemption Date. Within 20 business days after receipt of the Conversion Notice, Borrower shall issue and deliver by hand against a signed receipt therefor or by United States registered mail, return receipt requested, to the address designated in the Conversion Notice, a stock certificate or stock certificates of Borrower representing the number of shares of Common Stock to which Holder is entitled and a check or cash in payment of all interest accrued and unpaid on the Debenture up to and including the Conversion Date. The conversion rights will be governed by the following provisions:

          (b) Conversion Price. On the issue date hereof and until such time as an adjustment shall occur, the Conversion Price shall be $2.00 per share; provided, however, that the Conversion Price shall be subject to adjustment at the times and in accordance with the provisions set forth below.

               (i) Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Conversion Price, then in each such case the initial

          Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debenture into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

               (ii) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received.

               (iii) Stock Splits, Subdivisions or Combinations. In the event of a stock split or subdivision of shares of Common Stock into a greater number of shares, the Conversion Price shall be proportionately decreased, and in the event of a combination of shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the record date.

               (iv) Stock Dividends. Shares of Common Stock issued as a dividend or other distribution on any class of capital stock of Borrower shall be deemed to have been issued without consideration.

               (v) Exceptions. The term "Additional Common Stock" herein shall mean all shares of Common Stock or securities convertible or exercisable into shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B) Common Stock issuable upon exercise of presently outstanding amounts or stock options; or (C) up to 300,000 shares of Common Stock issuable upon exercise of employee or director stock options to be granted in the future at less than the initial Conversion Price.

          (c) Adjustment for Mergers and Consolidations. In the event of any consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith, consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the maturity of this Debenture to purchase, at a total price equal to the Conversion Price immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were convertible by the Holder immediately prior to such consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on the same basis with holders of Common Stock as if this Debenture had been converted immediately prior to such event, less the Conversion Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease and this Debenture shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Debenture, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Debenture.

          (d) Distributions. In the event of distribution to all Common Stock holders of any securities, cash or properties or assets or other rights to purchase securities or assets, then, after such event, this debenture will also be convertible into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event.

          (e) Capital Reorganization and Reclassification. In case of any capital reorganization or reclassification of the Common Stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), this Debenture shall be convertible into the kind and number of shares of stock or other securities or property of Borrower to which the Holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event. The provisions of the immediately foregoing sentence shall similarly apply to successive reorganizations, reclassifications, consolidations, exchanges, leases, transfers or other dispositions or other share exchanges.

          (f) Notice. In the event Borrower shall propose to take any action which shall result in an adjustment in the Conversion Price, Borrower shall give notice to the Holder of this Debenture, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place. Such notice shall be given on or before the earlier of 10 days before the record date or the date which such action shall be taken. Such notice shall also set forth all facts (to the extent known) material to the effect of such action on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of this Debenture.

          (g) Certificate. Following completion of an event which results in an adjustment to the Conversion Price, Borrower shall furnish to the Holder of this Debenture a statement, signed by the Chief Executive Officer and the Secretary of the Borrower, of the facts creating such adjustment and specifying the resultant adjusted Conversion Price then in effect, which statement shall constitute an amendment to this Debenture.

          (h) In the event of an adjustment to the Conversion Price due to a sale of securities by the Borrower below the Conversion Price which would result in the holders of all debentures evidencing the Loan having the right to acquire more than 20% of the then outstanding shares of Common Stock, the Borrower agrees to hold a vote of the shareholders within 120 days to authorize such an adjustment. In the event the shareholders reject the authorization, the Holder shall have the right to cause the Company to redeem the Debenture in accordance with the provisions of Section 4.

     7. One-Time Adjustment to Conversion Price.

          (a) Notwithstanding the provisions of Section 6 hereof, if the Company does not achieve operating income of at least $2,438,000 in fiscal year 2001 and the market price of the Common Stock is below the conversion price at the time of publication of the Company's results for that period, then the Conversion Price shall be automatically adjusted downward to an amount equal to volume-weighted average closing bid price of the Common Stock, as reported in The Wall Street Journal, for the ten consecutive trading days (the "Trading Period") following Borrower's public press release of its fiscal year 2001 financial results; provided that the Conversion Price as adjusted shall not be less than $1.50 per share. If an adjustment occurs pursuant to this Section 7, then the Borrower shall furnish to the holder of this Debenture a statement, within ten days of the occurrence thereof, signed by the Chief Financial Officer and the Secretary of Borrower, of the facts creating such adjustment and specifying the adjusted Conversion Price then in effect. The Holder shall not convert this Debenture or sell any shares of Common Stock during the Trading Period, as well as nine days prior to the commencement of the Trading Period. This restriction also extends to any short selling of the shares of Common Stock by the Holder or any affiliate.

          (b) Under no circumstance will this adjustment to the Conversion Price cause the holders of all debentures evidencing the Loan to acquire greater than 20% of the Borrower's then outstanding shares of Common Stock. In the event that this adjustment to the Conversion Price allows the holders of all debentures evidencing the Loan to acquire greater than 20% of the Borrower's then outstanding shares of Common Stock, then the debenture holders will be entitled to decrease the Conversion Price, so that their potential and actual ownership is equal to twenty percent (20%) of the issued and outstanding Common Stock at the time this adjustment becomes effective.

     8. Reservation of Shares. Borrower warrants and agrees that it shall at all times reserve and keep available, free from preemptive rights, sufficient authorized and unissued shares of Common Stock or treasury shares of Common Stock necessary to effect conversion of this Debenture.

     9. Taxes. The Company shall pay any documentary or other transactional taxes attributable to the issuance or delivery of this Debenture or the shares of Common Stock issued upon conversion by the Holder (excluding any federal, state or local income taxes and any franchise taxes or taxes imposed upon the Holder by the jurisdiction, or any political subdivision thereof, under which such Holder is organized or is qualified to do business).

     10. Default.

          (a) Event of Default. An "Event of Default" shall exist if an "Event of Default" (as defined in the Loan Agreement) shall occur and be continuing.

          (b) Remedies Upon Event of Default. If an Event of Default shall have occurred and be continuing, then the Holder may exercise any one or more of the rights and remedies provided in the Loan Documents, as the Holder, in its sole discretion, may deem necessary or appropriate.

          (c) Remedies Nonexclusive. Each right, power or remedy of the Holder hereof upon the occurrence of any Event of Default as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Holder or transferee hereof of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies.

          (d) Expenses. Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any provided therefore, Borrower agrees to pay and shall pay all reasonable costs and expenses (including attorneys' fees and expenses) incurred by the Holder in connection with the preservation and enforcement of Holder's rights under the Convertible Loan Agreement, the Debenture, or any other Loan Document.

     11. Failure to Act and Waiver. No failure or delay by the Holder hereof to require the performance of any term or terms of this Debenture or not to exercise any right or any remedy shall constitute a waiver of any such term or of any right or of any default, nor shall such delay or failure preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable, or to later declare a default for failure to effect such payment of any such other amount. The failure of the Holder of this Debenture to give notice of any failure or breach of the Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

     12. Consent to Jurisdiction. The Company hereby agrees and consents that any action, suit or proceeding arising out of this Debenture may be brought in any state or federal court in the State of Texas, including the United States District Court for the Northern District of Texas, or in any other court having jurisdiction over the subject matter, all at the sole election of the Holder hereof, and by the issuance and execution of this Debenture, the Borrower irrevocably consents to the jurisdiction of each such court. The Company hereby irrevocably appoints CT Corporation System, Dallas, Texas, as agent for the Borrower to accept service of process for and on behalf of the Borrower in any action, suit or proceeding arising out of this Debenture. Except for default in payment of interest or principal when and as they become due, and except as otherwise specifically set forth herein or otherwise agreed to in writing by the parties, any action, dispute, claim or controversy (all such herein called "Dispute") between or among the parties as to the facts or the interpretation of the Debenture shall be resolved by arbitration as set forth in the Loan Agreement.

     13. Holder's Right to Request Multiple Debentures. The Holder shall, upon written request and presentation of the Debenture, have the right, at any interest payment date, to request division of this Debenture into two or more instruments, each of such to be in such amounts as shall be requested; provided however, that no Debenture shall be issued in denominations of face amount less than $100,000.

     14. Transfer. Subject to Section 12.08 of the Loan Agreement, this Debenture may be transferred on the books of the Borrower by the registered Holder hereof, or by Holder's attorney duly authorized in writing, in multiples of $100,000 only upon (i) delivery to the Borrower of a duly executed assignment of the Debenture, or part thereof, to the proposed new Holder, along with a current notation of the amount of payments received and net Principal Amount yet unfunded, and presentment of such Debenture to the Borrower for issue of a replacement Debenture, or Debentures, in the name of the new Holder, (ii) the designation by the new Holder of the Lender's agent for notice, such agent to be the sole party to whom Borrower shall be required to provide notice when notice to Holder is required hereunder and who shall be the sole party authorized to represent Lender in regard to modification or waivers under the Debenture, the Loan Agreement, or other Loan Documents; and any action, consent or waiver (other than a compromise of principal and interest) when given or taken by Lender's agent for notice, shall be deemed to be the action of the holders of a majority in amount of the Principal Amount of the Debenture, as such holders are recorded on the books of the Borrower, and (iii) in compliance with the legend to read as follows:

         "This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts."

         The Company shall be entitled to treat any holder of record of the Debenture as the Holder in fact thereof and of the Debenture and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

     15. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or by overnight service, such as FedEx, and accompanied by a signed receipt therefor; or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows: (i) if to the Borrower at its address for notice as stated in the Loan Agreement; and (ii) if to the Holder of this Debenture, to the address (a) of such Holder as it appears on the books of the Borrower or (b) in the case of a partial assignment to one or more Holders, to the Lender's agent for notice, as the case may be. Any notice of communication shall be deemed given and received as of the date of such delivery if delivered; or if mailed, then three days after the date of mailing.

     16. Maximum Interest Rate.

          (a) Regardless of any provision contained in this Debenture, Lender shall never be entitled to receive, collect or apply as interest on the Debenture any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Debenture is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debenture; provided that, if the Debenture is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debenture and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

          (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debenture under the laws which are presently in effect of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holders of the Debenture and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holder of the Debenture and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

     17. Loan Agreement, Guaranty and Security and Pledge Agreements. This Debenture is issued pursuant to the Convertible Loan Agreement dated of even date herewith among the Company and the other parties thereto, and the Holder is entitled to all the rights and benefits thereunder. Both Borrower and the Holder have participated in the negotiation and preparation of the Convertible Loan Agreement and of this Debenture. Borrower agrees that a copy of the Loan Agreement with all amendments, additions and substitutions therefor shall be available to the Holder at the offices of Borrower. The indebtedness evidenced by this Debenture is secured pursuant to the Security and Pledge Agreements dated of even date herewith among the Company, its subsidiaries and the Holder, and the Holder is entitled to all rights and benefits of a secured party thereunder. The payment and performance of this Debenture is guaranteed by the Company's subsidiaries pursuant to their Guaranty dated of even date herewith.

     18. Defined Terms. Capitalized terms used but not defined herein shall have the meaning given them in the Loan Agreement.

     19. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas, without regard to the conflicts of laws provisions thereof, and the applicable laws of the United States. Venue and jurisdiction shall lie in the federal or state courts of Dallas County, Texas.

                            [Signature page follows.]

         IN WITNESS WHEREOF, the Company has caused this Debenture to be duly issued, executed and delivered on the date and year above stated.

                                     DIGITAL RECORDERS, INC.



                                     By:      /S/
                                     ----------------------------------------

                                     Name:  David L. Turner

                                     Title:  Chairman, CEO and President

                                   EXHIBIT 4

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS"), AND SHALL NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED, UNLESS SUCH TRANSFER IS MADE IN COMPLIANCE WITH THE ACT AND THE STATE ACTS.


                             STOCK PURCHASE WARRANT


     This Stock Purchase Warrant (this "Warrant"), dated June 27, 2001, is issued to HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414 ("Holder"), by Digital Recorders, Inc., a North Carolina corporation (the "Company").

     1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company one hundred thousand (100,000) fully paid and non-assessable shares of Common Stock, no par value (the "Common Stock"), of the Company (as adjusted pursuant to Section 7 hereof, the "Shares") for the purchase price specified in Section 2 below.

     2. Purchase Price. The purchase price for the Shares is $2.18 per share. Such price shall be subject to adjustment pursuant to Section 7 hereof (such price, as adjusted from time to time, is herein referred to as the "Warrant Price").

     3. Exercise Period. This Warrant is exercisable in whole or in part at any time from the date hereof through June 27, 2006.

     4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

          (a) surrender of this Warrant, together with a duly executed copy of the form of Exercise Notice attached hereto, to the Secretary of the Company at its principal offices, and the payment to the Company of an amount equal to the aggregate purchase price for the number of Shares being purchased; or

          (b) if the Company's Common Stock is publicly traded as of such date, the instruction to retain that number of Shares having a value equal to the aggregate exercise price of the Shares as to which this Warrant is being exercised and to issue to the Holder the remainder of such Shares computed using the following formula:


                                  Y(A-B)
                           X =  -----------
                                    A


Where:

     X = the number of shares of Common Stock to be issued to the Holder.

     Y = the number of shares of Common Stock as to which this Warrant is being exercised.

     A =the fair market value of one share of Common Stock.

     B =the Warrant Price.

          As used herein, the "fair market value of one share of Common Stock" shall mean:

          (2) Except in the circumstances described in clause (2) or (3) hereof, the closing price of the Company's Common Stock, as reported in the Wall Street Journal, on the trading day immediately prior to the date of exercise;

          (3) If such exercise is in conjunction with a merger, acquisition or other consolidation pursuant to which the Company is not the surviving entity, the value received by the holders of the Common Stock pursuant to such transaction for each share; or

          (4) If such exercise is in conjunction with the initial public offering of the Company, the price at which the Common Stock is sold to the public in such offering.

     5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice.

     6. Reservation of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company further covenants that such Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

     7. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as follows:

          (a) Stock Dividends, Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by stock split or otherwise, combine its Common Stock or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend and proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective or as of the record date of such dividend, or, in the event that no record date is fixed, upon the making of such dividend.

          (b) Reclassification, Reorganization, Merger, Sale or Consolidation. In the event of any reclassification, capital reorganization or other change in the Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 7(a) above) or in the event of a consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such reclassification, reorganization or change, consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such reclassification, reorganization or change, consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were exercisable by the Holder immediately prior to such reclassification, reorganization or change, consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or
     (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on an equal basis with holders of Common Stock as if this Warrant had been exercised immediately prior to such event, less the Warrant Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease, and this Warrant shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Warrant, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Warrant.

          (c) Certain Distributions. In case the Company shall fix a record date for the making of a dividend or distribution of cash, securities or property to all holders of Common Stock (excluding any dividends or distributions referred to in Sections 7(a) or 7(b) above, the number of Shares purchasable upon an exercise of this Warrant after such record date shall be adjusted to equal the product obtained by multiplying the number of Shares purchasable upon an exercise of this Warrant immediately prior to such record date by a fraction, the numerator of which shall be the Warrant Price immediately prior to such distribution, and the denominator of which shall be the Warrant Price immediately prior to such distribution, less the fair market value per Share, as determined by the Holder, of the cash, securities or property so distributed. Such adjustment shall be made successively whenever any such distribution is made and shall become effective on the effective date of distribution.

          (d) Adjustment for Issuance of Shares at Less Than the Warrant Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Warrant Price, then in each such case the initial Warrant Price shall be reduced to a new Warrant Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Warrant Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debentures into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

          (e) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received. The term "Additional Common Stock" herein shall mean all shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B Common Stock issuable upon exercise of presently outstanding amounts or stock options; or (C) up to 300,000 shares of Common Stock issuable upon exercise of employee or director stock options to be granted in the future at less than the initial Warrant Price.

     8. Pre-Exercise Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including without limitation, the right to vote such Shares, receive preemptive rights or be notified of shareholder meetings, and the Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

     9. Registration Rights. The Shares of Common Stock issuable shall be subject to the registration rights set forth in the Convertible Loan Agreement of even date herewith by and among the Holder and the Company, and the Holder shall be entitled to all rights and benefits thereof.

     10. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.


                           [Signature page follows.]

     11. Governing Law. This Warrant shall be governed by the laws of the State of Texas, excluding the conflicts of laws provisions thereof.


                                                         DIGITAL RECORDERS, INC.


                              By:
                                   ---------------------------------------------
                                                                 David L. Turney
                                 Chairman, Chief Executive Officer and President

                                 EXERCISE NOTICE


                              Dated _________, ____


         The undersigned hereby irrevocably elects to exercise the Stock Purchase Warrant, dated June 27, 2001, issued by Digital Recorders, Inc., a North Carolina corporation (the "Company") to the undersigned to the extent of purchasing ___________ shares of Common Stock and hereby makes payment of $_________ in payment of the aggregate Warrant Price of such Shares.


                                           BFSUS SPECIAL OPPORTUNITIES TRUST PLC


                             By:
                                     -------------------------------------------
                                                     Russell Cleveland, Director

                                   EXHIBIT 5

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS"), AND SHALL NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED, UNLESS SUCH TRANSFER IS MADE IN COMPLIANCE WITH THE ACT AND THE STATE ACTS.


                             STOCK PURCHASE WARRANT


     This Stock Purchase Warrant (this "Warrant"), dated June 27, 2001, is issued to The Frost National Bank, Custodian FBO, Renaissance US Growth and Income Trust PLC, Trust No. W00740100 ("Holder"), by Digital Recorders, Inc., a North Carolina corporation (the "Company").

     1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company one hundred thousand (100,000) fully paid and non-assessable shares of Common Stock, no par value (the "Common Stock"), of the Company (as adjusted pursuant to Section 7 hereof, the "Shares") for the purchase price specified in Section 2 below.

     2. Purchase Price. The purchase price for the Shares is $2.18 per share. Such price shall be subject to adjustment pursuant to Section 7 hereof (such price, as adjusted from time to time, is herein referred to as the "Warrant Price").

     3. Exercise Period. This Warrant is exercisable in whole or in part at any time from the date hereof through June 27, 2006.

     4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

          (a) surrender of this Warrant, together with a duly executed copy of the form of Exercise Notice attached hereto, to the Secretary of the Company at its principal offices, and the payment to the Company of an amount equal to the aggregate purchase price for the number of Shares being purchased; or

          (b) if the Company's Common Stock is publicly traded as of such date, the instruction to retain that number of Shares having a value equal to the aggregate exercise price of the Shares as to which this Warrant is being exercised and to issue to the Holder the remainder of such Shares computed using the following formula:


                                  Y(A-B)
                           X =  -----------
                                    A


Where:

     X = the number of shares of Common Stock to be issued to the Holder.

     Y = the number of shares of Common Stock as to which this Warrant is being exercised.

     A =the fair market value of one share of Common Stock.

     B =the Warrant Price.

          As used herein, the "fair market value of one share of Common Stock" shall mean:

          (2) Except in the circumstances described in clause (2) or (3) hereof, the closing price of the Company's Common Stock, as reported in the Wall Street Journal, on the trading day immediately prior to the date of exercise;

          (3) If such exercise is in conjunction with a merger, acquisition or other consolidation pursuant to which the Company is not the surviving entity, the value received by the holders of the Common Stock pursuant to such transaction for each share; or

          (4) If such exercise is in conjunction with the initial public offering of the Company, the price at which the Common Stock is sold to the public in such offering.

     5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice.

     6. Reservation of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company further covenants that such Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

     7. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as follows:

          (a) Stock Dividends, Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by stock split or otherwise, combine its Common Stock or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend and proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective or as of the record date of such dividend, or, in the event that no record date is fixed, upon the making of such dividend.

          (b) Reclassification, Reorganization, Merger, Sale or Consolidation. In the event of any reclassification, capital reorganization or other change in the Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 7(a) above) or in the event of a consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such reclassification, reorganization or change, consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such reclassification, reorganization or change, consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were exercisable by the Holder immediately prior to such reclassification, reorganization or change, consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or
     (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on an equal basis with holders of Common Stock as if this Warrant had been exercised immediately prior to such event, less the Warrant Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease, and this Warrant shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Warrant, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Warrant.

          (c) Certain Distributions. In case the Company shall fix a record date for the making of a dividend or distribution of cash, securities or property to all holders of Common Stock (excluding any dividends or distributions referred to in Sections 7(a) or 7(b) above, the number of Shares purchasable upon an exercise of this Warrant after such record date shall be adjusted to equal the product obtained by multiplying the number of Shares purchasable upon an exercise of this Warrant immediately prior to such record date by a fraction, the numerator of which shall be the Warrant Price immediately prior to such distribution, and the denominator of which shall be the Warrant Price immediately prior to such distribution, less the fair market value per Share, as determined by the Holder, of the cash, securities or property so distributed. Such adjustment shall be made successively whenever any such distribution is made and shall become effective on the effective date of distribution.

          (d) Adjustment for Issuance of Shares at Less Than the Warrant Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Warrant Price, then in each such case the initial Warrant Price shall be reduced to a new Warrant Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Warrant Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debentures into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

          (e) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received. The term "Additional Common Stock" herein shall mean all shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B Common Stock issuable upon exercise of presently outstanding amounts or stock options; or (C) up to 300,000 shares of Common Stock issuable upon exercise of employee or director stock options to be granted in the future at less than the initial Warrant Price.

     8. Pre-Exercise Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including without limitation, the right to vote such Shares, receive preemptive rights or be notified of shareholder meetings, and the Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

     9. Registration Rights. The Shares of Common Stock issuable shall be subject to the registration rights set forth in the Convertible Loan Agreement of even date herewith by and among the Holder and the Company, and the Holder shall be entitled to all rights and benefits thereof.

     10. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.


                           [Signature page follows.]

     11. Governing Law. This Warrant shall be governed by the laws of the State of Texas, excluding the conflicts of laws provisions thereof.


                                                         DIGITAL RECORDERS, INC.


                              By:                /S/
                                   ---------------------------------------------
                                                                 David L. Turney
                                 Chairman, Chief Executive Officer and President

                                 EXERCISE NOTICE


                              Dated _________, ____


         The undersigned hereby irrevocably elects to exercise the Stock Purchase Warrant, dated June 27, 2001, issued by Digital Recorders, Inc., a North Carolina corporation (the "Company") to the undersigned to the extent of purchasing ___________ shares of Common Stock and hereby makes payment of $_________ in payment of the aggregate Warrant Price of such Shares.


                                      Renaissance US Growth and Income Trust PLC


                             By:
                                     -------------------------------------------
                                                     Russell Cleveland, Director